

OFFERING MEMORANDUM

facilitated by



Coquette LLC

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) The Company

Name of Company	Coquette LLC
State of Organization	NM
Date of Formation	07/15/2019
Entity Type	Limited Liability Company
Street Address	201 W Marcy St, Santa Fe NM, 87501
Website Address	https://www.coquettecakes.com

(B) Directors and Officers of the Company

Key Person	Caitlin Olsen
Position with the Company	
Title	Owner
First Year	2019
Other business experience (last three years)	• Owner and Operator of Coquette pastries (Jul 2019 - Present) creating delicious layered cakes in decorated mason jars-the perfect unique dessert for your wedding or special event! Experienced Actor with a demonstrated history of working in the motion pictures and film industry. Skilled in Teaching English as a Foreign Language, Media Relations, Organizational Leadership, Marketing, and Theatrical Performance. Strong media and communication professional with a Bachelor of Arts - BA focused in Acting & Arts Management from the University of Wisconsin-Green Bay. • Actress - Chris Brown Productions (Apr 2018 - Present) • New Mexico Arts - Communications Coordinator & Event Planner (Apr 2014 – Jun 2016) Santa Fe, New Mexico

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Caitlin Olsen	100%

(D) The Company's Business and Business Plan

Our Offerings

Coquette specializes in the creation of artisanal layered cakes in decorated jars, charcuterie boards & floral arrangements. Coquette values sustainability & sources ingredients & flowers locally.

• Sources Flowers Grown In The Rio Grande Valley For Stunning Floral Arrangements

- Creative Collaboration With The Local Distillery Santa Fe Spirits
- Business Partnership With Chomp Food Hall
- Divined Elegant Confections Inspired By Traditional Italian Desserts Prepared With A New Coquette Twist For Sassella
- Artisanal Charcuterie Boards
- Carefully Curated Layered Cakes In Decorated Jars, Charcuterie Boards & Floral Bouquets Sold At The Rail Yards Market In Albuquerque, New Mexico
- Coquette Artisanal Cakes Are A Featured Offering At La-Montanita Co-Op Santa Fe
- Coquette Is Honored To Be Nominated For The 2021 Santa Fe Business Achievement Awards

Our Offerings

Coquette specializes in the creation of artisanal layered cakes in decorated jars which are baked fresh daily with love at a commissary kitchen. Coquette seeks investments to purchase a delivery vehicle, develop product packaging, expand marketing campaigns, establish a cafe & production bakery facility for our unique line of artisanal cakes, charcuterie boards & floral arrangements. Coquette is a female led business emphasizing sustainability by sourcing ingredients locally. Coquette is committed to positively impacting the communities of Northern New Mexico & is honored to be recognized for our adaptability during the pandemic with a nomination for the 2021 Santa Fe Business Achievement Awards.

- Creative Collaboration With The Local Distillery Santa Fe Spirits
- Divined Traditional Italian Desserts With A New Coquette Twist For Sassella
- Business Partnership With La Montanita Co-Op
- Crafted Coquette Artisanal Cakes Exclusively For Ahmyo River Gallery & Wine Garden
- Coquette Artisanal Cakes Available At The Rail Yards Market In Albuquerque
- Coquette Artisanal Cakes Available At Chomp Food Hall

Savor Summer With Coquette Artisanal Cakes At The Rail Yards Market In Albuquerque

Scrumptious Cakes Paired With Locally Distilled Cocktails

The Team

Caitlin Olsen, Founder & Owner

Caitlin's passion for baking started early when she was inspired by her Grandmother Varian. Several Coquette artisanal cakes are made using Varian's recipes. While living in Northwest Germany, Caitlin started a bakery selling American pastries. She was delighted to introduce her customers to these delicacies. Caitlin takes pride in using only the best locally sourced ingredients in her cakes. She values sustainability and believes her cakes taste that much better because they reflect the place where they are made-Northern New Mexico.

The Opportunity

By investing in Coquette, you will support a business that is a unique female enterprise with an eco-friendly focus that fills a niche in Santa Fe and the surrounding area that previously was not met. Coquette uses the best locally sourced ingredients in baking artisanal cakes with love.

- Proven Demand - We have already identified a loyal customer base in Santa Fe, New Mexico through our initial promotional campaigns and partnerships with local farmers, local food producers, local businesses and the economic development department.

- Competitive Advantage - We offer a wide variety of high-end baked goods, including mason jar layer cakes, wedding cakes and rosettes. We are pursuing a multi-pronged distribution strategy, which will include Whole Foods, Chomp Food Hall, and online D2C distribution.

- Experienced Founders - Our founder, Caitlin Olsen, has spent 15 years in the industry including operating an American Style Bakery in Meinerzhagen, Germany.

From the Founder

We are grateful for your participation in the next chapter of the evolution of Coquette. The community of Santa Fe is close to our heart & Coquette artisanal cakes add a colorful component to any visitor's experience as well as enhancing that of year-round residents. Coquette artisanal cakes in decorated jars are currently available at 6 locations throughout Northern New Mexico including farmers markets, food halls, grocery stores & restaurants. Coquette is honored to be nominated for the 2021 Business Achievement Awards sponsored by The Santa Fe Chamber Of Commerce. Santafe.com selected Coquette as one of the best bakeries in the city! Coquette looks forward to opening a café prior to the end of 2021 in Downtown Santa Fe where Lavazza espresso & coffee drinks can be enjoyed with the cakes indoors or on the outside patio. Additionally, patrons can delight in savory food options served on small plates. Engaged couples will be able to comfortably discuss their vision for the design of their wedding cake in a private office. Coquette is female owned & operated. Six dedicated employees elevate the quality of the products & enhance the interactions with patrons. Sustainability is at the center of our work. Coquette is committed to making a positive impact in our lovely community. Coquette happily donates to local non-profit organizations addressing food insecurity, the arts & other vital missions. Thank you for helping our dreams of further business growth & expansion to take flight.

—Caitlin Olsen

Offerings

- Artisanal layered cakes in decorated jars baked fresh daily with love at a commercial kitchen using the best locally sourced ingredients.

- We have partnered with local wedding planners to offer our unique cakes in decorated jars & traditional wedding cakes as a special dessert option for couples.

- We also offer a broad selection of decadent charcuterie boards.

- Lovely floral arrangements designed using locally grown flowers.

Our Story

Caitlin Olsen is the Founder of Coquette, who noticed that there were limited food options available for beach goers in Montauk, New York, during the Summer months. Seeking to fill this void, she started Coquette in July 2019.

More recently, Coquette relocated to Santa Fe, New Mexico, where the artisanal cakes in decorated jars have proven to be quite popular. Operating out of a commercial kitchen, Coquette is able to maintain a streamlined and efficient operation. Coquette is thrilled to participate in creative collaborations with local restaurants to introduce our unique confections to new patrons. Coquette artisanal cakes in decorated jars are currently available at 6 local venues including farmers markets, food halls, tasting rooms, grocery stores and restaurants. Coquette anticipates a busy upcoming wedding season as pandemic related restrictions start to ease. Coquette emphasizes the personality of the engaged couple and overall event theme with each wedding cake design. Coquette artisanal wedding cakes reflect the overall style and ambiance of the wedding ceremony and reception while offering a fun alternative to traditional wedding cakes for the forward-thinking bride and groom.

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 6 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$10,000
Offering Deadline	November 30, 2021

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$50,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Coquette Cafe	$9,400	$11,050
Equipment	$0	$35,950
Mainvest Compensation	$600	$3,000
TOTAL	$10,000	$50,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the

offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the [Educational Materials](#).

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	0.5 - 2.5%[2]
Payment Deadline	2031-04-01
Maximum Payment Multiple[3] - Early Investors - All Other Investors	2.4 x 1.6 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	1.07%

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[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 0.5% and a maximum rate of 2.5% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$10,000	0.5%
$20,000	1.0%
$30,000	1.5%
$40,000	2.0%
$50,000	2.5%

[3] To reward early participation, the investors who contribute the first $10,000.0 raised in the offering will receive a 2.4x cap. Investors who contribute after $10,000.0 has been raised in the offering will receive a 1.6x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Limited Liability Company Interests
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A
How these securities differ from the revenue sharing notes being offered to investors	Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Caitlin Olsen	100%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

MainVest will be paid 6.0% of the final offering amount, upon the successful completion of the offering. MainVest does not receive compensation if the offering does not succeed. MainVest, Inc. owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for MainVest to acquire an interest.

(P) Indebtedness of the Company

Creditor	Amount	Interest Rate	Maturity Date	Other Important Terms
Mainvest Revenue Share Note	$21,000	0%	04/01/2026	10.5% of revenue until 1.6x multiple is achieved

(Q) Other Offerings of Securities within the Last Three Years

Coquette conducted a previous Mainvest raise, began on Sept. 28th 2020, exempt via Reg CF, offering revenue share notes. We sold $21,000. The money was used to move the business forward.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

Historical milestones

Coquette has been operating since July 2019 and has since achieved the following milestones:

- Opened location in Montauk, New York in 2019.

- Hired 5 new employees in the first quarter of 2021.

- Built business partnerships that grew to include six recurring weekly orders.

Historical financial performance is not necessarily predictive of future performance.

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Coquette's fundraising. However, Coquette may require additional funds from alternate sources at a later date.

Forecasted milestones

Coquette forecasts the following milestones:

- Secure lease in Santa Fe, New Mexico by September, 2022.

- Hire for the following positions by December 2021:

- Office Manager

- Part-Time Pastry Chef

- Marketing Director

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$100,000	$175,000	$233,334	$300,000	$375,000
Cost of Goods Sold	$46,875	$82,031	$109,374	$140,623	$175,778
Gross Profit	$53,125	$92,969	$123,960	$159,377	$199,222
EXPENSES					
Marketing & Advertising	$4,800	$8,400	$11,200	$14,399	$17,998
Packaging	$7,200	$12,600	$16,800	$21,599	$26,998
Rent	$2,700	$4,725	$6,300	$8,099	$10,123
Transportation	$6,000	$6,150	$6,303	$6,460	$6,621
Operating Profit	$32,425	$61,094	$83,357	$108,820	$137,482

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V